LFP BROADCASTING COMPLETES TENDER OFFER FOR

ALL OUTSTANDING SHARES OF NEW FRONTIER MEDIA, INC.

BOULDER, COLORADO and LOS ANGELES, CA – November 28, 2012 – New Frontier Media, Inc. (NasdaqGS: NOOF) (“New Frontier”), a leading provider of transactional television services and distributor of general motion picture entertainment, and L.F.P., Inc., the company founded and headed up by Larry Flynt, today jointly announced that LFP Broadcasting, LLC (“LFP Broadcasting”)  and Flynt Broadcast, Inc. (“Flynt Broadcast”), affiliates of L.F.P., have successfully completed the tender offer for all of the outstanding shares of common stock of New Frontier Media for $2.02 per share, net to the seller in cash without interest, plus a contingent cash payment right in the amount of $0.04  per share for each common share.

The tender offer expired at 12:00 midnight, New York City time, on November 27, 2012 (the end of the day). Corporate Stock Transfer, Inc., the depositary for the tender offer, has advised LFP Broadcasting that as of such time  approximately 14,363,687 shares were validly tendered and not withdrawn in the tender offer (including 1,570,298 shares delivered through Notices of Guaranteed Delivery), representing in the aggregate approximately 83.1% of New Frontier’s currently outstanding shares (on a fully-diluted basis, including shares issuable under any outstanding warrants or options that were exercisable as of such date). LFP Broadcasting has accepted for payment all shares validly tendered and not withdrawn and will promptly pay for such shares.

As a result of the purchase of shares in the tender offer, Flynt Broadcast has sufficient voting power to approve the previously announced merger transaction contemplated among New Frontier, LFP Broadcasting and Flynt Broadcast without the affirmative vote of any other New Frontier shareholder.  In order to accomplish the merger as a “short-form” merger under Colorado law for administrative convenience, Flynt Broadcast intends to exercise its “top-up” option pursuant to the merger agreement, which permits Flynt Broadcast to purchase additional shares of common stock of New Frontier directly from New Frontier for the same consideration paid to the shareholders in the offer, in order to reach the 90% ownership threshold required under Colorado law to complete a “short-form” merger. Following the merger, New Frontier will become a wholly-owned subsidiary of LFP Broadcasting, and each outstanding common share of New Frontier will be automatically and immediately cancelled and converted into the right to receive the same consideration, without interest and less any required withholding taxes, received by holders who tendered their shares in the tender offer.

Following the merger, New Frontier’s common shares will cease to be traded on NASDAQ.

Avondale Partners LLC is acting as financial advisor to the Special Committee of the Board of Directors of New Frontier Media in connection with the transaction. Alston + Bird LLP is acting as legal advisor to the Special Committee. Holland & Hart LLP is acting as legal advisor to New Frontier Media.

Lipsitz Green Scime Cambria LLP and Dinsmore & Shohl LLP are acting as legal advisors to LFP Broadcasting in connection with the transaction.

About New Frontier Media, Inc.

New Frontier Media, Inc. is a provider of transactional television services and a distributor of general motion picture entertainment. Its Transactional TV segment distributes adult content to cable and satellite providers who then distribute the content to retail consumers via video-on-

demand (VOD) and pay-per-view (PPV) technology. Its Film Production segment is a distributor of mainstream and erotic films. The films are distributed to cable and satellite operators, premium movie channel providers and other content distributors.  It acts as a sales agent for mainstream films and produce erotic films and also periodically provides contract film production services to major Hollywood studios.

About L.F.P. Inc.

L.F.P. Inc. markets the HUSTLER® brand through a wide range of media properties and licensing initiatives. LFP maintains strong businesses in broadcasting, publishing, retail, internet, mobile, apparel, novelties, clubs and video, and owns the prominent HUSTLER Casino.  HUSTLER TV, now available in over 55 countries, has exclusive broadcasting rights to a large number of top studios.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements. In some cases, forward-looking statements can be identified by words such as “anticipate,” “expect,” “believe,” “plan,” “intend,” “predict,” “will,” “may” and similar terms. Forward-looking statements in this press release include, but are not limited to, statements regarding the anticipated timing of filings relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding prospective performance and opportunities; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. The forward-looking statements contained in this press release related to future results and events are based on New Frontier’s current expectations, beliefs and assumptions about its industry and its business. Forward-looking statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Actual results may differ materially from the results discussed in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, but not limited to, the risks and uncertainties discussed in documents filed with the SEC by New Frontier, including, but not limited to, the solicitation/recommendation statement filed by New Frontier. Investors and shareholders are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, New Frontier undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are also urged to review carefully and consider the various disclosures in New Frontier’s SEC periodic and interim reports, including, but not limited to, its Annual Report on Form 10-K, as amended, for the fiscal year ended March 31, 2012, Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012 and Current Reports on Form 8-K filed from time to time by New Frontier. All forward-looking statements are qualified in their entirety by this cautionary statement.

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